

February 2, 2021

<u>Via E-mail</u>

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re:** **Exxon Mobil Corporation**
> **Soliciting Materials filed February 1, 2021 pursuant to Rule 14a-12**
> **Filed by Engine No. 1 LLC at al.**
> **File No. 001-02256**

Dear Mr. Klein:

We have reviewed the above-captioned filing and have the following comment.

<u>DFAN14A Filed February 1, 2021</u>
<u>General</u>

1. We note the inclusion of materials published by third parties in your soliciting materials in reliance on Rule 14a-12(c)(2), including direct quotes indicating the authors' view that Engine No. 1's campaign can or will succeed. Please refrain from using language forecasting the results of the solicitation. Alternatively, provide us with your analysis as to how Engine No. 1's use of such statements in its soliciting materials is consistent with Rule 14a-9. Refer to Note d to Rule 14a-9.

* * *

Please direct any questions to me at (202) 551-7951.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions